UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No. 10)*

Coinstar, Inc.

(Name of Issuer)

Common Shares, $.001 Par Value

(Title of Class of Securities)

19259P300

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, Suite 4400

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1.	Security and Issuer.

This statement amends the Schedule 13D (the “Schedule 13D”), dated May 30, 2006, as amended by Amendment No. 1 dated January 26, 2007, Amendment No. 2 dated February 28, 2007, Amendment No. 3 dated June 7, 2007, Amendment No. 4 dated November 8, 2007, Amendment No. 5 dated January 4, 2008, Amendment No. 6 dated January 29, 2008, Amendment No. 7 dated February 28, 2008, Amendment No. 8 dated March 21, 2008 and Amendment No. 9 dated April 4, 2008 (as amended, the “Amended Schedule 13D”), filed by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III” and, together with SAVF and SAVF II, the “Shamrock Activist Value Fund”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and, collectively with SAVF, SAVF II, SAVF III and the General Partner, the “Reporting Persons”) with respect to Common Shares, $.001 par value per share (“Common Shares”), of Coinstar, Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 10 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported on the Amended Schedule 13D.

1. ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 4.	Purpose of Transaction.

On May 28, 2008, the Reporting Persons entered into an agreement with the Issuer (the “Settlement Agreement”) pursuant to which, among other things, (a) the Issuer appointed to its Board of Directors on May 28, 2008 Mr. Arik Ahitov, one of the director candidates previously nominated by the Shamrock Activist Value Fund for election to the Board of Directors at the Issuer’s 2008 Annual Meeting of Stockholders (such persons, the “Shamrock Nominees” and Mr. Ahitov and any other individual appointed to the Issuer’s Board of Directors under the terms of the Settlement Agreement as a replacement for Mr. Ahitov, the “Selected Shamrock Director”), (b) the Issuer agreed to select and appoint to its Board of Directors no later than March 1, 2009 an additional director from a pool of candidates to be nominated by the major stockholders of the Company, pursuant to procedures specified in Schedule B to the Settlement Agreement, (c) the Reporting Persons agreed to cease their efforts to elect the Shamrock Nominees at the Issuer’s 2008 Annual Meeting of Stockholders and to not vote any proxies obtained by the Reporting Persons for use at that meeting, (d) the Reporting Persons agreed to vote their shares in favor of the Issuer’s director nominees at the Issuer’s 2008 and 2009 Annual Meetings of Stockholders and, provided the Selected Shamrock Director is on the Company’s slate of director nominees for election at the 2010 Annual Meeting of Stockholders, at the 2010 Annual Meeting, and (e) the Reporting Persons agreed that, until the conclusion of the Issuer’s 2010 Annual Meeting of Stockholders, they will not participate in any withhold the vote campaign, submit to the Issuer’s stockholders any stockholder proposals (including pursuant to Rule 14a-8 promulgated under the Securities

Exchange Act of 1934, as amended) or solicit proxies for or otherwise engage in a contested solicitation of proxies with respect to any matter involving the Issuer, with certain exceptions described in the Settlement Agreement. Pursuant to the Settlement Agreement, the Issuer also agreed to reimburse the Reporting Persons for up to $350,000 of their reasonable out-of-pocket expenses incurred in connection with soliciting proxies for the Issuer’s 2008 Annual Meeting of Stockholders and the Settlement Agreement.

A copy of the Settlement Agreement and the related schedules is attached as Exhibit 18 to this Amendment No. 10 to the Amended Schedule 13D and is incorporated into this Item 4 by this reference.

2. ITEM 6 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 above, and Exhibit 18 attached hereto, are incorporated into this Item 6 by this reference.

3. ITEM 7 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 7.	Material to be Filed as Exhibits.

Document

Exhibit 18	—	Settlement Agreement, dated as of May 28, 2008, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C., Shamrock Partners Activist Value Fund, L.L.C. and Coinstar

Exhibit 19	—	Joint Filing Agreement, dated May 30, 2006, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2008

SHAMROCK ACTIVIST VALUE FUND, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
	Name:	Michael J. McConnell
	Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
	Name:	Michael J. McConnell
	Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND III, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
	Name:	Michael J. McConnell
	Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.
By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
	Name:	Michael J. McConnell
	Title:	Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Michael J. McConnell
	Name:	Michael J. McConnell
	Title:	Vice President

Exhibit Index

Document

Exhibit 18	—	Settlement Agreement, dated as of May 28, 2008, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C., Shamrock Partners Activist Value Fund, L.L.C. and Coinstar

Exhibit 19	—	Joint Filing Agreement, dated May 30, 2006, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.